SUB-ITEM 77D

The "Principal Investment Policies" section of the prospectus for MFS Government Securities Fund was modified so that the Fund will invest, under normal market conditions, at least 80% of its net (rather than total) assets in US Government securities. Such description is incorporated by reference to the Fund's prospectus dated July 1, 2002, as filed with the Securities and Exchange Commission via EDGAR on June 25, 2002.